Exhibit 99.3

SUN LIFE ASSURANCE COMPANY OF CANADA

BY-LAW NO. 1

An Amended and Re-stated By-law relating generally to the conduct of the business

and affairs of Sun Life Assurance Company of Canada

SECTION 1.

DEFINITIONS

1.1	Definitions

In this By-law No. 1:

(a)	“Act” means the Insurance Companies Act (Canada), S.C. 1991, c. 47, as amended from time to time, and every statute that may be substituted therefor;
(b)	“Board” means the Board of Directors of the Company;
(c)	“Company” means Sun Life Assurance Company of Canada;
(d)	“Policyholders’ Directors” means the directors of the Company elected by the policyholders of the Company entitled to vote at an annual meeting of shareholders and policyholders of the Company;
(e)

“public announcement” means disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(f)	“Shareholders’ Directors” means the directors of the Company elected by the shareholders of the Company.

SECTION 2.

BOARD OF DIRECTORS

2.1	Manage the Business and Affairs of the Company

The Board shall manage or supervise the management of the business and affairs of the Company in accordance with and subject to the Act.

2.2	Number of Directors

The Company shall have a minimum of eight directors and a maximum of 20 directors, of which a minimum of three and a maximum of 13 shall be Shareholders’ Directors and a minimum of three and a maximum of seven shall be Policyholders’ Directors, provided that at all times at least one-third of the directors are Policyholders’ Directors and at least one-third are Shareholders’ Directors. The number of directors to be elected at any annual meeting of shareholders and policyholders of the Company shall be such as is fixed by the directors prior to the annual meeting. The Shareholders’ Directors may appoint one or more additional directors, and the Policyholders’ Directors may appoint one or more additional directors, to hold office for a term expiring not later than the close of the next annual meeting of shareholders and policyholders, provided that: (a) the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of shareholders and policyholders; and (b) the maximum number of directors is not exceeded.

2.3	Term of Office

Each director shall be elected or appointed for a term ending immediately prior to the election of directors at the annual meeting of shareholders and policyholders next following the director’s election or appointment. Directors are eligible for re-election or re-appointment.

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2.4	Meetings of the Board

The Board shall meet regularly without notice on such dates, at such times and at such places as shall be determined from time to time by the directors. Special meetings of the Board may be called at any time upon 24 hours’ notice by either the Chairman of the Board or any three directors. A majority of the directors shall constitute a quorum at any meeting of the Board.

2.5	Votes to Govern

Subject to the Act, all questions to be decided at meetings of the Board shall be decided by a majority of the votes cast. If a vote is tied, the Chairman of the Board shall not have a second or casting vote.

2.6	Meetings of Committees of the Board

Committees of the Board shall determine their own procedures, including notice requirements, if any, for the calling and conduct of meetings, subject to any regulations imposed by the Board.

2.7	Remuneration of Directors

The aggregate of all amounts that are to be paid to all directors of the Company in respect of directors’ remuneration during a financial year of the Company is hereby fixed at a maximum of $1,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.

SECTION 3.

REQUIREMENTS FOR NOMINATIONS OF POLICYHOLDERS’ DIRECTORS

3.1	Nomination Procedures

Subject to the Act, only individuals who are nominated in accordance with the procedures set out in this Section 3 shall be eligible for election as Policyholders’ Directors of the Company at any meeting of policyholders or of shareholders and policyholders of the Company. Nominations of individuals for election as Policyholders’ Directors may be made at any annual meeting of shareholders and policyholders or at any other meeting of policyholders if one of the purposes for which the other meeting was called is the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more policyholders of the Company entitled to vote pursuant to a proposal or a requisition made in accordance with the provisions of the Act; or
(c)	by any person (a “Nominating Policyholder”) who:
(i)

on the date of the giving of the notice provided for below and on the record date for notice of such meeting is a policyholder of the Company entitled to vote at such meeting on the election of Policyholders’ Directors; and

(ii)	complies with the notice procedures set forth in this Section 3.

3.2	Timely Notice

In addition to any other applicable requirements, for a nomination to be made by a Nominating Policyholder, the Nominating Policyholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company as set forth below.

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3.3.	Manner of Timely Notice

To be timely, a Nominating Policyholder’s notice to the Corporate Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders and policyholders of the Company, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders and policyholders; provided, however, that if the annual meeting of shareholders and policyholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made (the “Notice Date”), notice by the Nominating Policyholder may be made not later than the 10th day following the Notice Date; and

(b)

in the case of any other meeting of policyholders called for the purpose of electing directors (whether or not called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the meeting was made.

In no event shall any adjournment or postponement of a meeting of policyholders or of shareholders and policyholders or the announcement thereof commence a new time period for the giving of a Nominating Policyholder’s notice as described above.

3.4.	Proper Form of Timely Notice

To be in proper written form, a Nominating Policyholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each individual whom the Nominating Policyholder proposes to nominate for election as a Policyholders’ Director:
(i)	the name, age, business address and residential address of the individual;
(ii)	the principal occupation or employment of the individual; and
(iii)

any other information relating to the individual that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to applicable laws; and

(b)	as to the Nominating Policyholder giving the notice:
(i)

any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Policyholder has a right to vote any policies of the Company entitled to be voted at the meeting for the election of Policyholders’ Directors; and

(ii)

any other information relating to such Nominating Policyholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to applicable laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to comply with requirements of the Office of the Superintendent of Financial Institutions (Canada) relating to assessing the suitability of directors and potential changes to the Board, determine the eligibility of such proposed nominee to serve as an independent director of the Company, or that could be material to a reasonable policyholder’s understanding of the independence, or lack thereof, of such proposed nominee.

3.5	Eligibility for Nomination as a Director

No individual shall be eligible for election as a Policyholders’ Director unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall preclude discussion by a policyholder of the Company entitled to vote (as

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distinct from the nomination of directors) at a meeting of policyholders or of shareholders and policyholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

3.6	Delivery of Notice

Notwithstanding any other provision of the Company’s By-laws, notice given to the Corporate Secretary of the Company pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at the email address indicated under the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next day that is a business day.

3.7	Board Discretion

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of Section 3.

SECTION 4.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

4.1	Indemnification of Directors and Officers

Subject to any limitations contained in the Act, the Company shall indemnify a director or officer, a former director or officer or any person who acts or acted, at the Company’s request, as a director or officer of, or in a similar capacity for, another entity, and each of such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is or was involved because of that association with the Company or such other entity, if:

(a)	such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Company or such other entity, and
(b)	in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that their conduct was lawful.

The Company may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

SECTION 5.

MEETINGS OF SHAREHOLDERS AND/OR POLICYHOLDERS

5.1	Chairman

The chairman at all meetings of shareholders and/or policyholders of the Company shall be:

(a)	the Chairman of the Board, or

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(b)	in the absence of the Chairman of the Board, a non-management director chosen as the chairman of the meeting by the directors who are present.

5.2	Non-Participating Policyholders

Subject to the Act, a holder of a non-participating policy issued on or before March 31, 1995 by the company then named “The Mutual Life Assurance Company of Canada” is entitled to attend and, if such policyholder does not otherwise have the right to vote as a participating policyholder, is entitled to one vote at meetings (i) of policyholders of the Company, and (ii) of shareholders and policyholders of the Company.

SECTION 6.

CORPORATE MATTERS

6.1	Financial Year

The financial year of the Company shall end on the expiration of the 31st day of December in each year.

6.2	Corporate Seal

The seal of the Company shall be such as the Board may adopt.

6.3	Execution of Documents

Documents to be executed by the Company shall be executed by such persons and in such manner as may be determined by the Board.

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